Exhibit (a)(5)(B)

ELLIOTT COMPLETES ACQUISITION OF BARNES & NOBLE

NEW YORK, LONDON (August 7, 2019)—Barnes & Noble, Inc. (NYSE: BKS, “Barnes & Noble”) announced today the successful closing of its acquisition by funds advised by Elliott Advisors (UK) Limited (“Elliott” or the “Offeror”).

Elliott’s acquisition of Barnes & Noble, the largest retail bookseller in the United States, follows its June 2018 acquisition of Waterstones, the largest retail bookseller in the United Kingdom.  Barnes & Noble serves 627 different communities across all 50 states, where it remains the #1 bookseller in the United States.  Elliott seeks to build upon this strong foundation as it addresses the significant challenges facing the bricks and mortar book retail space in the United States, applying a model that successfully turned around Waterstones over the past decade. Elliott will own both Barnes & Noble and Waterstones and, while each bookseller will operate independently, James Daunt will serve as CEO of both companies and relocate from London to New York.

James Daunt, CEO of Barnes & Noble said, “This is a very good day for bookselling.  Barnes & Noble is the greatest of all bookstore names and will now benefit from the support of an owner committed to physical bookselling.  With investment and concentration on the core principles of good bookselling, the prospects for this extraordinary company are bright.  I look forward very much to working with the booksellers at Barnes & Noble, being already indebted to Len Riggio for his wisdom and grateful for the welcome and professionalism of the executive team during the acquisition process.”

Paul Best, Portfolio Manager and Head of European Private Equity at Elliott, added, “Our investment in Barnes & Noble, following our acquisition of Waterstones just over a year ago, demonstrates our commitment to bookselling and to real bookstores.  Barnes & Noble has an extraordinary heritage, one that we want to protect and grow.  We look forward to working with James Daunt and the Barnes & Noble management team in this exciting endeavor.”

The tender offer expired at 5:00 p.m., Eastern Time, on August 6, 2019. A total of 60,370,427 shares of common stock of Barnes & Noble, representing approximately 82.15% of the outstanding Barnes & Noble shares, were validly tendered into and not validly withdrawn from the tender offer. As of such expiration, all conditions to the tender offer have been satisfied. As a result, all such Barnes & Noble shares have been irrevocably accepted by the Offeror for payment, which will be made on August 7, 2019.

Concurrently with the payment for the tendered shares on August 7, 2019, the Offeror merged with and into Barnes & Noble. As a result of the tender offer and the merger, Barnes & Noble became a privately-held, indirect wholly-owned subsidiary of Elliott and Barnes & Noble’s common stock will cease trading on the New York Stock Exchange.

Advisors

Evercore acted as financial advisor and Baker Botts L.L.P. acted as legal advisor to the Special Committee of Barnes & Noble and Guggenheim Securities LLC acted as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to the Board of Directors of Barnes & Noble.  Credit Suisse Securities L.L.C. acted as financial advisor and Debevoise & Plimpton LLP acted as legal advisor to Elliott.

About Elliott

Elliott Management Corporation manages two multi-strategy investment funds which combined have approximately $38.2 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest funds of its kind under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, and employees of the firm. Elliott Advisors (UK) Limited is an affiliate of Elliott Management Corporation.

About Barnes & Noble, Inc.

Barnes & Noble, Inc. is the largest retail bookseller in the United States, and a leading retailer of content, digital media and educational products. The Company operates 627 Barnes & Noble bookstores in 50 states, as well as the Nook Digital business and one of the Web’s premier e-commerce sites, BN.com (www.bn.com). General information on Barnes & Noble, Inc. can be obtained by visiting the Company’s corporate website at www.barnesandnobleinc.com.

About Waterstones

Waterstones is the UK and Ireland’s leading high street bookseller with 293 bookshops, including Foyles, Hatchards, Hodges Figgis and branches in Ireland, Brussels and Amsterdam. It is the only national specialist book retailer of scale in the UK, and operates also through the e-commerce site, Waterstones.com.

Contacts

Barnes & Noble

Media
Mary Ellen Keating
Senior Vice President
Corporate Communications
Barnes & Noble, Inc.
+1 (212) 633-3323
mkeating@bn.com

Investors
Andy Milevoj
Vice President
Corporate Finance and Investor Relations
Barnes & Noble, Inc.
+1 (212) 633-3489
amilevoj@bn.com

Elliott

London
Sarah Rajani CFA
Elliott Advisors (UK) Limited
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk

New York
Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com